UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Concur Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

206708109

(CUSIP Number)

Ivy Dodes

Credit Suisse

Eleven Madison Avenue, New York, NY 10010

(212) 325-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 206708109	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Credit Suisse
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 5.
	8	SHARED VOTING POWER See Item 5.
	9	SOLE DISPOSITIVE POWER See Item 5.
	10	SHARED DISPOSITIVE POWER See Item 5.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5.
14	TYPE OF REPORTING PERSON BK

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This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on March 4, 2003 (the “Schedule 13D” and, as amended by this Amendment No. 1, the “Statement”) with respect to the Common Stock, $0.001 par value per share (the “Shares”), of Concur Technologies, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 18400 NE Union Hill Road, Redmond, Washington 98052. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2.	Identity and Background.

The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Statement is being filed by Credit Suisse (the "Bank"), a Swiss bank, on behalf of its subsidiaries to the extent that they constitute the Investment Banking division (the "Investment Banking division"), the Alternative Investments business (the "AI Business") within the Asset Management division (the "Asset Management division") and the U.S. private client services business (the "U.S. PCS Business") within the Private Banking division (the "Private Banking division") (the "Reporting Person"). The address of the principal business and office of the Bank is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the principal business and office of the Reporting Person in the United States is Eleven Madison Avenue, New York, NY 10010.

The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse Holdings (USA), Inc. ("CS Hldgs USA Inc"), a Delaware corporation. The address of the principal business and office of CS Hldgs USA Inc is Eleven Madison Avenue, New York, NY 10010, USA. The ultimate parent company of the Bank and CS Hldgs USA Inc, and the direct owner of the remainder of the voting stock of CS Hldgs USA Inc, is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland.

CS Hldgs USA Inc owns all of the voting stock of Credit Suisse (USA), Inc. (“CS USA Inc”), a Delaware corporation and holding company. CS USA Inc is the sole member of Credit Suisse Securities (USA) LLC (“CS Sec USA LLC”), a Delaware limited liability company and a registered broker-dealer that effects trades in many companies, including the Company. CS Sec USA LLC is the successor company of Credit Suisse First Boston LLC (“CSFB LLC”), and all references hereinafter to CSFB LLC shall be deemed to refer to CS Sec USA LLC. The address of the principal business and office of each of CS USA Inc and CS Sec USA LLC is Eleven Madison Avenue, New York, New York 10010.

3

DLJ ESC II, L.P. (“ESC II”), Sprout Capital VIII, L.P. (“Sprout Capital VIII”) and Sprout Venture Capital, L.P. (“Sprout VC”) are Delaware limited partnerships that make investments for long term appreciation. DLJ Venture Capital Partners (“DLJ Venture”) is a limited partner of Sprout Capital VIII and a wholly-owned subsidiary of DLJ LTIC (as defined below). DLJ Capital Corporation ("DLJCC") and DLJ Long Term Investment Corporation (“DLJ LTIC”) are Delaware corporations and wholly-owned subsidiaries of CS USA Inc. DLJCC acts as a venture capital partnership management company and makes investments for long term appreciation. DLJCC is also the managing general partner of Sprout Capital VIII and Sprout VC and, as such, is responsible for their day to day management. DLJCC makes all of the investment decisions on behalf of Sprout VC. DLJCC, ESC II, Sprout Capital VIII and Sprout VC are each referred to as a “Purchasing Entity” and collectively as the “Purchasing Entities.”

DLJ Associates VIII, L.P. (“DLJ Associates VIII”), a Delaware limited partnership and a general partner of Sprout Capital VIII and in accordance with the terms of the relevant partnership agreement, does not participate in investment decisions made on behalf of Sprout Capital VIII. DLJ Capital Associates VIII, Inc. (“DLJ Capital Associates VIII”), a Delaware corporation and a wholly-owned subsidiary of DLJCC, is the managing general partner of DLJ Associates VIII. DLJ LBO Plans Management Corporation (“DLJLBO”), a Delaware corporation, is the managing general partner of ESC II and, as such, is responsible for its day to day management. DLJLBO makes all of the investment decisions on behalf of ESC II. DLJLBO is a wholly-owned subsidiary of Credit Suisse Private Equity, Inc. (“CSPE”), a Delaware corporation, which, in turn, is a wholly-owned subsidiary of CS USA Inc.

The Purchasing Entities, DLJLBO, CSPE, DLJ Associates VIII, DLJ Venture, DLJ LTIC and DLJ Capital Associates VIII are collectively referred to as the “CS Entities.”

The address of the principal business and office of each of the CS Entities is Eleven Madison Avenue, New York, New York 10010.

CSG is a global financial services company, active in all major financial centers and providing a comprehensive range of banking products. The Bank is comprised of the Investment Banking division, the Asset Management division and the Private Banking division. The Investment Banking division provides financial advisory and capital raising services and sales and trading to institutional, corporate and government clients worldwide. The Asset Management division provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide and offers products across a broad range of investment classes, including alternative investments. The Private Banking division offers global private banking and corporate and retail banking services in Switzerland. The business address of CSG is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including those subsidiaries that constitute the Asset Management division

4

(other than the AI Business) (the "Traditional AM Business") and the Private Banking division (other than the U.S. PCS Business) (the "Non-U.S. PB Business")) may beneficially own Shares to which this Statement relates and such Shares are not reported in this Statement. CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. Each of the Traditional AM Business and the Non-U.S. PB Business disclaims beneficial ownership of Shares beneficially owned by the Reporting Person. The Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG, the Traditional AM Business and the Non-U.S. PB Business.

The name, business address, citizenship, title of each executive officer or director of the Reporting Person, CS Hldgs USA Inc., CS USA Inc., CS Sec USA LLC and those CS Entities that are corporations are set forth on Schedules A-1 through Schedules A-9 attached hereto, each of which is incorporated by reference herein.

Except as otherwise provided herein, during the past five years none of the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC, the CS Entities nor, to the best knowledge of the Reporting Person, any of the other persons listed on Schedules A-1 through A-9 attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

On October 31, 2003, the U.S. District Court for the Southern District of New York (the “SDNY”) approved the global settlement among a number of Wall Street firms, including CSFB LLC, and a coalition of state and federal regulators and self-regulatory organizations (the “Global Settlement”). CSFB LLC, without admitting or denying any alleged violation, consented to the Global Settlement and thereby resolved a SEC complaint filed on April 28, 2003, in the SDNY. In this complaint, the SEC alleged that, from July 1998 to December 2001, CSFB LLC engaged in acts and practices that created or maintained inappropriate influence over research analysts, thereby imposing conflicts of interest on research analysts that CSFB LLC failed to manage in an adequate or appropriate manner. The SEC’s complaint also alleged that CSFB LLC engaged in inappropriate “spinning” of “hot” initial public offering allocations in violation of New York Stock Exchange (“NYSE”) and NASD rules requiring adherence to high business standards and just and equitable principles of trade, and that CSFB LLC’s books and records relating to certain transactions violated the broker-dealer record-keeping provisions of Section 17(a) of the Exchange Act, NYSE Rules 401, 440 and 476(a)(6) and NASD Rules 2110 and 3110.

Under the terms of the Global Settlement:

•

CSFB LLC agreed to pay the following amounts: $75 million as a penalty, $75 million as disgorgement of commissions and other monies for restitution for investors, and $50 million to be used to fund independent research. This $50 million to fund independent research is payable over a five year period.

5

•

CSFB LLC is required, among other things, to: (i) separate its research and investment banking departments and make independent research available to investors, (ii) prohibit its analysts from receiving compensation for investment banking activities and prohibit analysts’ involvement in investment banking “pitches” and “roadshows,” (iii) contract, for a five-year period, with no fewer than three independent research firms that will make available independent research to CSFB’s customers, and (iv) make its analysts’ historical price targets (among other things) publicly available.

•

CSFB LLC is permanently restrained and enjoined from violating Sections 15(c) and 17(a) of the Exchange Act, Exchange Act Rules 15c1-2 and 17a-3, NASD Rules 2110, 2210, 3010, and 3110, and NYSE Rules 342, 401, 440, 472, and 476.

Other Wall Street firms were subject to similar requirements.

Item 3.	Source and Amounts of Funds.

The response set forth in Item 3 of the Schedule 13D is hereby amended by adding to the end of Item 3 the following:

On October 2, 2007, Sprout Capital VIII distributed 832,017 Shares to its limited partners, including 39,220 Shares to DLJ Venture. The distribution was made at a price of $32.33 per Share.

Item 4.	Purpose of Transaction .

The response set forth in Item 4 of the Schedule 13D is hereby amended by adding the following to the end of the first paragraph of the previous response:

Robert Finzi is no longer a director of the Company.

Item 5.	Interest in Securities of the Issuer.

The response set forth in Item 5 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

(a)          As of October 2, 2007, the Reporting Person may be deemed to beneficially own an aggregate of 1,196,296 Shares, consisting of (i) 14,341 Shares held directly by DLJCC, (ii) 137,737 Shares held directly by ESC II, (iii) 832,017 Shares held directly by Sprout Capital VIII, (iv) 96,143 Shares held directly by Sprout VC, (v) 39,220 Shares held directly by DLJ Venture, (vi) 72,916 Shares held directly by CSPE and (vii) 3,922 Shares held directly by CS Sec USA LLC.

Accordingly, the Reporting Person may be deemed to beneficially own 3.1% of the outstanding Shares.

To the best knowledge of the Reporting Person, and except as described herein, neither the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC, the CS Entities nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A-1 through A-9 attached hereto, beneficially owns any additional Shares.

6

(b)          With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Shares referenced in paragraph 5(a), there is shared power to vote, or to direct the vote of, and to dispose of, or to direct the disposition of, such Shares among the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC and the CS Entities.

(c)          Except as described in Item 3 and in Schedule B attached hereto, each of which is incorporated by reference herein, the Reporting Person effected no transactions in the Shares during the period beginning 60 days prior to October 2, 2007.

(d)          No other person is known by the Reporting Person to have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC or the CS Entities.

(e)          October 2, 2007.

7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 17, 2007

CREDIT SUISSE

By:  /s/ Ivy Dodes
         Name: Ivy Dodes
       Title: Managing Director

8

SCHEDULE A-1

EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSON

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of the Reporting Person. The business address of the Reporting Person is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Chief Executive Officer and Member of Executive Board of Credit Suisse Group and the Reporting Person	United States
Tony Ehinger	Eleven Madison Avenue New York, NY 10010 USA	Head of the Global Equities Department in the Investment Banking Division	United States
Brian D. Finn	Eleven Madison Avenue New York, NY 10010 USA	President of Investment Banking and Chairman of Alternative Investments	United States
Marc D. Granetz	Eleven Madison Avenue New York, NY 10010 USA	Global Co-Head of Investment Banking Department and Global Head of the Mergers and Acquisitions Group	United States
John S. Harrison	Eleven Madison Avenue New York, NY 10010 USA	Head of Executive Office Administration	United States
James P. Healy	Eleven Madison Avenue New York, NY 10010 USA	Head of Fixed Income	United States
Eric M. Varvel	Eleven Madison Avenue New York, NY 10010 USA	Global Co-Head of Investment Banking Department	United States
Robert L. Basso	Eleven Madison Avenue New York, NY 10010 USA	Head of Human Resources for the Americas and Investment Banking Division	United States
Philip Cushmaro	Eleven Madison Avenue New York, NY 10010 USA	Chief Information Officer for the Americas and Investment Banking Division	United States
Mark Rufeh	Eleven Madison Avenue New York, NY 10010 USA	Chief Administrative Officer for the Investment Banking Division	United States
Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Chief Operation Officer, Americas Region	United States
Carlos Onis	Eleven Madison Avenue New York, NY 10010 USA	Global Head of Fixed Income Infrastructure	United States

9

Ken Weiner	Eleven Madison Avenue New York, NY 10010 USA	Head of Operational Risk Management and SOX 404 Compliance within the Investment Banking Division	United States

10

SCHEDULE A-2

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE HOLDINGS (USA), INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Holdings (USA), Inc. The business address of Credit Suisse Holdings (USA), Inc. is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Board Member, President and Chief Executive Officer	United States
D. Neil Radey	One Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States
Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer and Controller	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Robert C. O’Brien	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Chief Credit Officer	United States

11

SCHEDULE A-3

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE (USA), INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse (USA), Inc. The business address of Credit Suisse (USA), Inc. is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Board Member, President and Chief Executive Officer	United States
D. Neil Radey	One Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States
Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial and Accounting Officer	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Treasurer	United States
Carlos Onis	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
Kenneth Weiner	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States

12

SCHEDULE A-4

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE SECURITIES (USA) LLC

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Securities (USA) LLC. The business address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Paul Calello	Two Exchange Square 8 Connaught Place Central Hong Kong Hong Kong	Board Member, President and Chief Executive Officer	United States
John A. Ehinger	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
James P. Healy	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
D. Neil Radey	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States
Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States
Gary Gluck	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Anthony DeChellis	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States

13

SCHEDULE A-5

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE PRIVATE EQUITY, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Private Equity, Inc. The business address of Credit Suisse Private Equity, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Chief Operating Officer and Board Member	United States
Edward A. Poletti	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States
Nicole S. Arnaboldi	Eleven Madison Avenue New York, NY 10010 USA	Chief Operating Officer, Funds Management	United States
Brian D. Finn	Eleven Madison Avenue New York, NY 10010 USA	Chief Executive Officer	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States

14

SCHEDULE A-6

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ LBO PLANS MANAGEMENT CORPORATION

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of DLJ LBO Plans Management Corporation. The business address of DLJ LBO Plans Management Corporation is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Board Member and President	United States
Edward A. Poletti	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Senior Vice President	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Ivy B. Dodes	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Vice President	United States

15

SCHEDULE A-7

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ LONG TERM INVESTMENT CORPORATION

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of DLJ Long Term Investment Corporation. The business address of DLJ Long Term Investment Corporation is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Raymond M. Disco	Eleven Madison Avenue New York, NY 10010 USA	President, Vice President, Treasurer and Director	United States
Thomas Prevost	Eleven Madison Avenue New York, NY 10010 USA	Vice President and Director	United States
Thomas F. Swift	One Madison Avenue New York, NY 10010 USA	Vice President	United States

16

SCHEDULE A-8

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ CAPITAL CORPORATION

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of DLJ Capital Corporation. The business address of DLJ Capital Corporation is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Robert Finzi	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Co-Chairman	United States
Janet A. Hickey	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Co-Chairman	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Treasurer	United States
George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	President	United States

17

SCHEDULE A-9

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ CAPITAL ASSOCIATES VIII, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of DLJ Capital Associates VIII, Inc. The business address of DLJ Capital Associates VIII, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Board Member and President	United States
Robert Finzi	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Vice President	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Janet A. Hickey	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Vice President	United States

18

SCHEDULE B

The following table lists all trades effected by Credit Suisse Securities (USA) LLC in the Shares during the period beginning 60 days prior to October 2, 2007. All trades were effected in U.S. currency and in ordinary trading on NASDAQ.

Trade Date	Buy/Sell	Quantity	Price
8/3/2007	B	25,336	26.34
8/3/2007	B	3,400	26.10
8/3/2007	B	500	26.72
8/3/2007	B	54	26.16
8/3/2007	B	51	26.05
8/3/2007	B	1,700	26.43
8/3/2007	B	900	26.56
8/3/2007	B	5,219	26.28
8/3/2007	B	4,000	25.87
8/3/2007	B	400	26.48
8/3/2007	B	2,400	25.96
8/3/2007	B	200	26.34
8/3/2007	B	100	25.90
8/3/2007	B	100	25.96
8/3/2007	B	2,000	25.87
8/3/2007	B	100	26.04
8/3/2007	B	200	25.99
8/3/2007	B	100	26.04
8/3/2007	B	100	26.07
8/3/2007	B	100	26.01
8/3/2007	B	100	26.10
8/3/2007	B	100	26.03
8/3/2007	B	500	26.64
8/3/2007	B	4,500	25.93
8/3/2007	B	34	26.06
8/3/2007	B	5,245	26.28
8/3/2007	B	100	26.13
8/3/2007	B	500	26.45
8/3/2007	B	700	26.49
8/6/2007	B	500	25.93
8/6/2007	B	1,400	25.92
8/6/2007	B	125	26.04
8/6/2007	B	1	25.73
8/6/2007	B	200	25.93
8/6/2007	B	500	25.95
8/6/2007	B	12,880	25.89
8/6/2007	B	600	25.63
8/6/2007	B	200	25.98
8/6/2007	B	100	26.06
8/6/2007	B	4,200	25.91
8/6/2007	B	300	25.79
8/6/2007	B	400	25.79
8/6/2007	B	3,250	25.79
8/6/2007	B	100	25.88
8/6/2007	B	100	25.90
8/6/2007	B	38,175	25.85
8/6/2007	B	4,236	25.91
8/6/2007	B	188	25.83
8/6/2007	B	3,000	25.79
8/6/2007	B	100	25.85
8/6/2007	B	100	26.08
8/6/2007	B	1	25.92
8/6/2007	B	100	26.00
8/6/2007	B	6,384	25.85
8/6/2007	B	100	25.97
8/6/2007	B	1,112	25.88
8/6/2007	B	1,100	25.89
8/7/2007	B	500	25.93
8/7/2007	B	200	25.86
8/7/2007	B	27,679	25.89
8/7/2007	B	200	26.00
8/7/2007	B	800	25.93
8/7/2007	B	800	25.89
8/7/2007	B	5,055	25.89
8/7/2007	B	100	25.92
8/7/2007	B	200	25.79
8/7/2007	B	200	25.64
8/7/2007	B	70	26.52
8/7/2007	B	2,869	26.48
8/7/2007	B	200	26.56
8/7/2007	B	1,200	26.47
8/7/2007	B	100	26.59
8/7/2007	B	100	26.44
8/7/2007	B	100	26.44
8/7/2007	B	10,362	25.96
8/7/2007	B	1,000	25.90
8/7/2007	B	287	25.71
8/7/2007	B	30	26.51
8/7/2007	B	700	25.95
8/7/2007	B	400	26.33
8/8/2007	B	8,823	28.26
8/8/2007	B	100	28.10
8/8/2007	B	1,300	28.45
8/8/2007	B	62,470	28.68
8/8/2007	B	100	28.38
8/8/2007	B	1,584	27.13
8/8/2007	B	465	29.21
8/8/2007	B	330	28.41
8/8/2007	B	99	27.41
8/8/2007	B	400	28.32
8/8/2007	B	300	28.65
8/8/2007	B	100	28.71
8/8/2007	B	300	29.14
8/8/2007	B	100	28.82
8/8/2007	B	200	28.95
8/8/2007	B	400	28.38
8/8/2007	B	292	27.23
8/8/2007	B	300	28.58
8/8/2007	B	100	28.78
8/8/2007	B	256	27.97
8/8/2007	B	100	29.14
8/8/2007	B	2,000	27.81
8/8/2007	B	400	28.94
8/8/2007	B	200	28.38
8/8/2007	B	571	27.83
8/8/2007	B	100	28.28
8/8/2007	B	4,049	27.84
8/8/2007	B	100	28.99
8/8/2007	B	935	28.94
8/8/2007	B	500	28.22
8/8/2007	B	600	29.02
8/8/2007	B	1,900	28.73
8/8/2007	B	16,477	28.39
8/8/2007	B	970	28.49
8/8/2007	B	1,500	28.58
8/8/2007	B	300	28.00
8/8/2007	B	700	28.38
8/9/2007	B	500	27.50
8/9/2007	B	826	27.40
8/9/2007	B	113	27.27
8/9/2007	B	99	28.07
8/9/2007	B	500	27.40
8/9/2007	B	500	27.99
8/9/2007	B	1	27.46
8/9/2007	B	200	28.07
8/9/2007	B	847	27.59
8/9/2007	B	300	27.69
8/9/2007	B	300	27.68
8/9/2007	B	281	27.72
8/9/2007	B	3,200	28.13
8/9/2007	B	59	28.07
8/9/2007	B	109	27.99
8/9/2007	B	200	27.74
8/9/2007	B	147	27.62
8/9/2007	B	200	27.50
8/9/2007	B	100	28.03
8/10/2007	B	8,987	26.85
8/10/2007	B	400	26.63
8/10/2007	B	200	27.54
8/10/2007	B	1,945	26.84
8/10/2007	B	39	26.90
8/10/2007	B	11,500	26.78
8/10/2007	B	400	26.92
8/10/2007	B	2,300	26.97
8/10/2007	B	1,517	26.92
8/10/2007	B	300	26.97
8/10/2007	B	100	26.75
8/10/2007	B	200	26.50
8/10/2007	B	200	26.29
8/10/2007	B	9,100	27.00
8/10/2007	B	482	26.42
8/10/2007	B	100	26.56
8/10/2007	B	2,134	26.51
8/10/2007	B	345	26.70
8/10/2007	B	500	27.07
8/10/2007	B	104,745	26.64
8/10/2007	B	88	26.29
8/13/2007	B	7	26.00
8/13/2007	B	5,161	26.30
8/13/2007	B	200	26.12
8/13/2007	B	300	26.23
8/13/2007	B	100	26.45
8/13/2007	B	400	26.04
8/13/2007	B	100	26.41
8/13/2007	B	565	26.39
8/13/2007	B	15,820	26.16
8/13/2007	B	10,192	26.47
8/13/2007	B	1,245	26.43
8/13/2007	B	1	26.47
8/13/2007	B	100	26.09
8/13/2007	B	200	26.16
8/13/2007	B	104	26.16
8/13/2007	B	29	26.32
8/14/2007	B	194	26.28
8/14/2007	B	2	26.44
8/14/2007	B	74	26.30
8/14/2007	B	200	26.16
8/14/2007	B	4	26.39
8/14/2007	B	100	26.02
8/14/2007	B	249	26.22
8/14/2007	B	13,253	26.17
8/14/2007	B	56	26.29
8/14/2007	B	99	26.10
8/14/2007	B	13,000	25.90
8/15/2007	B	100	26.77
8/15/2007	B	400	26.95
8/15/2007	B	500	26.98
8/15/2007	B	1,860	27.02
8/15/2007	B	5,637	26.91
8/15/2007	B	77	26.05
8/15/2007	B	100	27.19
8/15/2007	B	830	27.01
8/15/2007	B	200	26.87
8/15/2007	B	100	26.66
8/15/2007	B	1	26.47
8/15/2007	B	523	27.02
8/15/2007	B	2,600	26.99
8/15/2007	B	400	27.11
8/16/2007	B	45,200	0.00
8/16/2007	B	2,482	26.39
8/16/2007	B	200	26.57
8/16/2007	B	400	26.01
8/16/2007	B	15,545	26.16
8/16/2007	B	1,900	26.39
8/16/2007	B	6	26.19
8/16/2007	B	209	26.39
8/16/2007	B	800	26.37
8/16/2007	B	100	26.46
8/16/2007	B	3,619	26.34
8/16/2007	B	100	26.41
8/16/2007	B	32,438	26.31
8/16/2007	B	773	26.38
8/16/2007	B	(45,200)	26.42
8/16/2007	B	45,200	26.42
8/16/2007	B	100	26.40
8/16/2007	B	100	26.43
8/16/2007	B	100	26.42
8/16/2007	B	4,854	26.32
8/16/2007	B	200	26.30
8/16/2007	B	5,900	26.19
8/16/2007	B	238	26.32
8/17/2007	B	900	27.54
8/17/2007	B	6,100	27.54
8/17/2007	B	11,900	27.72
8/17/2007	B	8,629	27.58
8/17/2007	B	1,145	27.46
8/17/2007	B	200	27.47
8/17/2007	B	9,100	27.69
8/17/2007	B	55	27.20
8/17/2007	B	5,700	27.46
8/17/2007	B	500	27.48
8/17/2007	B	1,932	27.57
8/17/2007	B	3,000	27.77
8/17/2007	B	1	27.44
8/17/2007	B	7	27.40
8/17/2007	B	160	27.91
8/17/2007	B	4,200	27.27
8/17/2007	B	18,602	27.50
8/17/2007	B	385	27.62
8/17/2007	B	200	27.00
8/17/2007	B	1,300	27.73
8/17/2007	B	100	26.96
8/17/2007	B	4,145	27.29
8/17/2007	B	30	27.11
8/17/2007	B	100	27.87
8/17/2007	B	300	27.39
8/17/2007	B	101	27.23
8/20/2007	B	2,300	27.08
8/20/2007	B	3,903	27.10
8/20/2007	B	4	27.33
8/20/2007	B	100	26.85
8/20/2007	B	90	27.01
8/20/2007	B	14,411	27.24
8/20/2007	B	100	27.12
8/20/2007	B	1,607	27.03
8/20/2007	B	2,789	27.22
8/20/2007	B	130	26.84
8/20/2007	B	3,411	27.00
8/20/2007	B	1,800	26.99
8/20/2007	B	27,120	26.95
8/20/2007	B	222	26.92
8/20/2007	B	61	27.09
8/21/2007	B	12,995	26.74
8/21/2007	B	405	26.82
8/21/2007	B	3,726	26.71
8/21/2007	B	100	26.93
8/21/2007	B	3,374	26.68
8/21/2007	B	185	26.89
8/21/2007	B	4,405	26.74
8/21/2007	B	730	26.51
8/21/2007	B	754	26.67
8/22/2007	B	7,025	27.12
8/22/2007	B	35	26.36
8/22/2007	B	595	27.20
8/22/2007	B	13,700	26.10
8/22/2007	B	44	26.38
8/22/2007	B	2,375	27.14
8/22/2007	B	27,120	26.00
8/23/2007	B	32	26.15
8/23/2007	B	1,700	26.31
8/23/2007	B	900	26.15
8/24/2007	B	3,600	26.05
8/24/2007	B	58	26.00
8/24/2007	B	1,139	26.04
8/24/2007	B	982	26.05
8/24/2007	B	55	26.27
8/24/2007	B	1,832	26.32
8/24/2007	B	800	26.37
8/24/2007	B	600	25.90
8/24/2007	B	68	26.42
8/24/2007	B	55	26.22
8/24/2007	B	100	26.37
8/27/2007	B	26	25.87
8/27/2007	B	40	26.17
8/27/2007	B	474	26.42
8/27/2007	B	110	26.41
8/27/2007	B	4,257	26.24
8/27/2007	B	1,050	26.17
8/27/2007	B	15,820	26.17
8/27/2007	B	1,100	26.11
8/27/2007	B	110	26.42
8/28/2007	B	300	25.38
8/28/2007	B	1,919	25.57
8/28/2007	B	76	25.92
8/28/2007	B	1,055	25.57
8/28/2007	B	111	25.90
8/28/2007	B	300	25.60
8/28/2007	B	1,200	25.08
8/28/2007	B	350	25.78
8/28/2007	B	218	24.98
8/29/2007	B	349	25.78
8/29/2007	B	200	25.59
8/29/2007	B	3,400	25.54
8/29/2007	B	100	25.94
8/29/2007	B	700	25.24
8/29/2007	B	1	25.09
8/29/2007	B	200	25.74
8/29/2007	B	1,400	25.84
8/29/2007	B	98	25.84
8/29/2007	B	550	25.31
8/29/2007	B	5,100	25.74
8/29/2007	B	112	25.36
8/29/2007	B	1,261	25.80
8/29/2007	B	200	25.75
8/29/2007	B	300	25.78
8/29/2007	B	200	25.76
8/29/2007	B	73	25.96
8/29/2007	B	100	25.79
8/30/2007	B	1,100	25.58
8/30/2007	B	1,333	25.55
8/30/2007	B	1	26.16
8/30/2007	B	400	26.16
8/30/2007	B	99	25.64
8/30/2007	B	326	25.86
8/30/2007	B	250	25.61
8/30/2007	B	49	25.82
8/31/2007	B	600	26.56
8/31/2007	B	4,713	26.60
8/31/2007	B	5,100	26.65
8/31/2007	B	400	26.61
8/31/2007	B	1,834	26.78
8/31/2007	B	100	26.76
8/31/2007	B	627	26.78
8/31/2007	B	660	26.78
8/31/2007	B	12	26.78
8/31/2007	B	150	26.92
8/31/2007	B	125	26.61
8/31/2007	B	800	26.67
8/31/2007	B	100	26.57
8/31/2007	B	4,287	26.70
8/31/2007	B	33	26.79
9/4/2007	B	627	26.78
9/4/2007	B	2,000	26.68
9/4/2007	B	310	27.15
9/4/2007	B	102	27.34
9/4/2007	B	19	27.10
9/4/2007	B	300	27.21
9/4/2007	B	500	27.41
9/4/2007	B	2	27.50
9/4/2007	B	1,773	27.41
9/4/2007	B	200	27.60
9/4/2007	B	100	27.67
9/5/2007	B	1,100	27.10
9/5/2007	B	1,714	27.15
9/5/2007	B	400	27.06
9/5/2007	B	400	27.22
9/5/2007	B	100	27.09
9/5/2007	B	400	27.22
9/5/2007	B	4,480	27.15
9/5/2007	B	300	27.10
9/5/2007	B	163	26.95
9/5/2007	B	100	27.15
9/5/2007	B	8	27.26
9/6/2007	B	312	27.91
9/6/2007	B	700	27.90
9/6/2007	B	1	27.54
9/6/2007	B	61	27.34
9/6/2007	B	200	27.99
9/6/2007	B	473	27.49
9/6/2007	B	100	28.00
9/6/2007	B	361	27.97
9/6/2007	B	200	27.34
9/7/2007	B	2,624	26.83
9/7/2007	B	40	26.69
9/7/2007	B	100	26.66
9/7/2007	B	100	26.83
9/7/2007	B	200	26.83
9/7/2007	B	144	27.13
9/10/2007	B	1,705	26.58
9/10/2007	B	158	26.72
9/10/2007	B	3	27.14
9/10/2007	B	5,249	26.76
9/10/2007	B	400	26.62
9/10/2007	B	187	26.62
9/10/2007	B	1,251	26.73
9/11/2007	B	168	27.44
9/11/2007	B	89	26.79
9/11/2007	B	1,880	27.43
9/11/2007	B	1,500	27.35
9/11/2007	B	24	26.79
9/11/2007	B	203	27.43
9/11/2007	B	100	27.39
9/11/2007	B	11	27.54
9/11/2007	B	11	27.54
9/11/2007	B	171	27.09
9/11/2007	B	164	27.09
9/11/2007	B	409	27.37
9/11/2007	B	2,526	27.46
9/11/2007	B	100	27.39
9/11/2007	B	200	27.51
9/11/2007	B	122	27.49
9/12/2007	B	3	27.50
9/12/2007	B	47	27.45
9/12/2007	B	24	27.54
9/12/2007	B	5,000	27.62
9/12/2007	B	646	27.66
9/12/2007	B	400	27.60
9/13/2007	B	165	27.14
9/13/2007	B	67	27.34
9/13/2007	B	400	27.31
9/13/2007	B	136	27.46
9/13/2007	B	3	27.49
9/13/2007	B	56	27.26
9/14/2007	B	4,500	28.05
9/14/2007	B	800	27.46
9/14/2007	B	227	27.46
9/14/2007	B	1,400	27.73
9/14/2007	B	40	27.50
9/14/2007	B	700	28.10
9/14/2007	B	600	27.98
9/17/2007	B	1	27.56
9/17/2007	B	100	27.08
9/17/2007	B	1	27.58
9/17/2007	B	700	27.53
9/17/2007	B	4,800	27.40
9/17/2007	B	1,500	27.07
9/17/2007	B	3,100	27.05
9/17/2007	B	400	27.16
9/17/2007	B	14	27.10
9/17/2007	B	5,000	27.07
9/17/2007	B	200	27.36
9/17/2007	B	1,500	27.08
9/17/2007	B	100	27.05
9/17/2007	B	1,300	27.24
9/17/2007	B	1,300	27.51
9/17/2007	B	2,000	27.07
9/17/2007	B	100	27.40
9/18/2007	B	8,900	26.54
9/18/2007	B	766	26.90
9/18/2007	B	200	26.58
9/18/2007	B	100	26.53
9/18/2007	B	153	26.66
9/18/2007	B	800	26.77
9/18/2007	B	100	27.50
9/18/2007	B	80	27.26
9/18/2007	B	1,188	26.78
9/18/2007	B	1,009	26.99
9/18/2007	B	5,429	26.55
9/18/2007	B	1,200	26.93
9/18/2007	B	2,971	26.94
9/18/2007	B	182	27.35
9/18/2007	B	430	27.37
9/18/2007	B	3,659	27.35
9/18/2007	B	111	27.30
9/18/2007	B	62	27.45
9/18/2007	B	111	27.30
9/18/2007	B	33	27.49
9/18/2007	B	512	26.79
9/18/2007	B	1,400	26.75
9/18/2007	B	500	27.37
9/18/2007	B	100	27.38
9/18/2007	B	900	27.35
9/19/2007	B	8,900	27.91
9/19/2007	B	596	27.83
9/19/2007	B	6,500	28.74
9/19/2007	B	200	28.44
9/19/2007	B	5,400	29.05
9/19/2007	B	9,200	28.44
9/19/2007	B	2	27.80
9/19/2007	B	100	28.70
9/19/2007	B	1,700	29.03
9/19/2007	B	200	29.10
9/19/2007	B	1,840	28.76
9/19/2007	B	1,700	29.09
9/19/2007	B	554	27.87
9/19/2007	B	100	28.27
9/19/2007	B	201	28.92
9/19/2007	B	6,900	28.98
9/19/2007	B	1,103	29.21
9/19/2007	B	5,600	29.10
9/19/2007	B	1,300	28.90
9/19/2007	B	300	29.15
9/19/2007	B	3,200	29.10
9/19/2007	B	1,060	28.94
9/19/2007	B	700	29.01
9/19/2007	B	100	29.03
9/19/2007	B	187	29.21
9/19/2007	B	500	29.23
9/19/2007	B	2,000	28.90
9/19/2007	B	200	29.20
9/19/2007	B	200	28.53
9/19/2007	B	8,700	29.11
9/19/2007	B	1,400	29.03
9/20/2007	B	8	28.77
9/20/2007	B	8,900	29.09
9/20/2007	B	915	29.02
9/20/2007	B	600	29.10
9/20/2007	B	195	29.11
9/20/2007	B	300	29.05
9/20/2007	B	111	28.93
9/20/2007	B	299	28.90
9/20/2007	B	156	28.99
9/20/2007	B	3,100	28.93
9/20/2007	B	400	29.02
9/20/2007	B	8,880	29.02
9/21/2007	B	8,900	29.00
9/21/2007	B	(587)	29.46
9/21/2007	B	587	29.46
9/21/2007	B	162	29.82
9/21/2007	B	1,751	29.00
9/21/2007	B	4,390	29.41
9/21/2007	B	5,868	29.00
9/21/2007	B	6,686	29.50
9/21/2007	B	8	29.02
9/21/2007	B	28	29.40
9/21/2007	B	112	29.40
9/21/2007	B	547	29.40
9/21/2007	B	1,000	29.28
9/21/2007	B	14,714	29.42
9/21/2007	B	200	29.28
9/21/2007	B	200	29.39
9/21/2007	B	3,650	29.44
9/21/2007	B	444	29.39
9/21/2007	B	2,348	29.28
9/21/2007	B	400	29.28
9/21/2007	B	1,000	29.28
9/21/2007	B	1,700	29.39
9/21/2007	B	1,360	29.36
9/24/2007	B	(4,700,000)	26.93
9/24/2007	B	5,405,000	26.93
9/24/2007	B	4,700,000	26.93
9/24/2007	B	5,700	29.32
9/24/2007	B	3,200	29.32
9/24/2007	B	101	29.42
9/24/2007	B	6,300	29.48
9/24/2007	B	18	29.58
9/24/2007	B	1	29.24
9/24/2007	B	11	29.45
9/24/2007	B	600	29.52
9/24/2007	B	68	29.71
9/24/2007	B	2,460,000	28.50
9/24/2007	B	3,500	29.55
9/24/2007	B	2,117	29.54
9/24/2007	B	3	29.54
9/24/2007	B	100	29.66
9/24/2007	B	100	29.41
9/25/2007	B	2,700	29.83
9/25/2007	B	9,000	29.99
9/25/2007	B	4	29.94
9/25/2007	B	300	30.68
9/25/2007	B	14,200	30.10
9/25/2007	B	21,200	31.90
9/25/2007	B	400	32.37
9/25/2007	B	100	32.73
9/25/2007	B	100	32.32
9/25/2007	B	100	31.49
9/25/2007	B	2,400	30.72
9/25/2007	B	27,500	30.79
9/25/2007	B	(27,500)	30.79
9/25/2007	B	5,700	31.67
9/25/2007	B	2,800	30.94
9/25/2007	B	3,400	30.08
9/25/2007	B	9,990	31.24
9/25/2007	B	4,500	30.99
9/25/2007	B	300	30.94
9/26/2007	B	1,600	32.20
9/26/2007	B	5,000	31.82
9/26/2007	B	76	31.45
9/26/2007	B	100	31.00
9/26/2007	B	16,218	31.43
9/26/2007	B	315	32.16
9/26/2007	B	123	32.43
9/26/2007	B	814	32.54
9/26/2007	B	6,182	31.29
9/26/2007	B	100	31.56
9/26/2007	B	100	32.48
9/26/2007	B	487	32.49
9/26/2007	B	1,900	32.13
9/26/2007	B	100	32.57
9/26/2007	B	176	32.62
9/27/2007	B	9,000	31.86
9/27/2007	B	636	31.79
9/27/2007	B	41	31.67
9/27/2007	B	600	31.65
9/27/2007	B	200	31.71
9/27/2007	B	1,488	31.69
9/27/2007	B	1,400	31.69
9/27/2007	B	100	32.34
9/27/2007	B	800	31.71
9/27/2007	B	100	31.75
9/27/2007	B	500	31.72
9/27/2007	B	312	31.78
9/27/2007	B	1,600	32.34
9/27/2007	B	300	31.58
9/27/2007	B	300	31.71
9/27/2007	B	745	31.85
9/27/2007	B	7,400	31.78
9/27/2007	B	500	31.90
9/27/2007	B	1,600	31.73
9/27/2007	B	900	31.57
9/27/2007	B	100	31.72
9/27/2007	B	11	31.90
9/27/2007	B	100	31.71
9/27/2007	B	1,200	31.67
9/28/2007	B	9,200	31.92
9/28/2007	B	2,642	31.52
9/28/2007	B	200	31.91
9/28/2007	B	500	31.83
9/28/2007	B	2,100	31.69
9/28/2007	B	100	31.47
9/28/2007	B	1,800	31.47
9/28/2007	B	1,042	31.52
9/28/2007	B	400	31.52
9/28/2007	B	5,577	31.62
9/28/2007	B	223	31.49
9/28/2007	B	200	31.65
9/28/2007	B	400	31.63
9/28/2007	B	1,300	31.66
10/1/2007	B	105	31.80
10/1/2007	B	12	31.91
10/1/2007	B	300	32.12
10/1/2007	B	300	31.80
10/1/2007	B	200	32.08
10/1/2007	B	400	31.82
10/1/2007	B	3,439	32.13
10/1/2007	B	300	32.09
10/1/2007	B	100	32.10
10/1/2007	B	193	32.10
10/1/2007	B	135	31.70
10/1/2007	B	1,518	32.11
10/1/2007	B	200	32.17
10/1/2007	B	100	32.10
10/1/2007	B	158	31.72
10/1/2007	B	100	31.70
10/1/2007	B	62,212	31.98
10/1/2007	B	50	32.10
10/2/2007	B	300	33.14
10/2/2007	B	50	32.19
10/2/2007	B	300	33.45
10/2/2007	B	362	33.22
10/2/2007	B	100	33.49
10/2/2007	B	1,270	33.45
10/2/2007	B	48	33.39
10/2/2007	B	3,501	33.42
10/2/2007	B	1,724	32.05
10/2/2007	B	100	33.48
10/2/2007	B	100	33.51
10/2/2007	B	1,100	33.08
10/2/2007	B	2,200	33.41
10/2/2007	B	3,256	33.33
10/2/2007	B	200	33.47
10/2/2007	B	300	33.59
10/2/2007	B	257	31.83
10/2/2007	B	100	33.36
10/2/2007	B	235	33.36
10/2/2007	B	600	33.00
10/2/2007	B	900	33.21
10/2/2007	B	200	33.21
10/2/2007	B	400	33.35
10/2/2007	B	400	31.81
10/2/2007	B	9,900	33.47
8/2/2007	S	50	26.60
8/2/2007	S	2	26.39
8/2/2007	S	200	26.31
8/2/2007	S	600	26.46
8/2/2007	S	500	27.84
8/2/2007	S	1,005	26.54
8/2/2007	S	800	26.58
8/2/2007	S	158	26.52
8/2/2007	S	300	26.59
8/2/2007	S	900	26.46
8/2/2007	S	1,100	26.49
8/2/2007	S	817	26.50
8/2/2007	S	6,780	26.25
8/2/2007	S	700	26.82
8/2/2007	S	147	26.27
8/2/2007	S	100	26.44
8/2/2007	S	4,963	26.85
8/2/2007	S	48	26.36
8/2/2007	S	100	26.64
8/2/2007	S	17	26.47
8/2/2007	S	100	27.75
8/3/2007	S	11,044	26.32
8/3/2007	S	22,419	26.32
8/3/2007	S	996	26.32
8/3/2007	S	1,741	26.32
8/3/2007	S	100	26.13
8/3/2007	S	700	26.31
8/3/2007	S	100	26.39
8/3/2007	S	794	26.39
8/3/2007	S	2,586	26.31
8/3/2007	S	2	26.08
8/3/2007	S	1,300	26.61
8/3/2007	S	7,774	26.40
8/3/2007	S	700	26.38
8/3/2007	S	300	26.42
8/3/2007	S	(36,200)	26.32
8/3/2007	S	36,200	26.32
8/3/2007	S	5,221	25.94
8/3/2007	S	1,100	25.93
8/3/2007	S	200	25.97
8/3/2007	S	501	26.08
8/3/2007	S	1,100	25.97
8/3/2007	S	800	25.95
8/3/2007	S	11,300	25.97
8/3/2007	S	100	25.97
8/3/2007	S	66	25.92
8/3/2007	S	100	26.25
8/3/2007	S	48	25.87
8/3/2007	S	100	26.10
8/3/2007	S	10	26.05
8/3/2007	S	57	26.10
8/3/2007	S	44	26.17
8/3/2007	S	15	25.79
8/3/2007	S	399	26.28
8/3/2007	S	880	26.39
8/3/2007	S	200	26.32
8/6/2007	S	739	25.89
8/6/2007	S	1,286	25.89
8/6/2007	S	8,498	25.89
8/6/2007	S	17,377	25.89
8/6/2007	S	1	25.92
8/6/2007	S	200	25.82
8/6/2007	S	26,711	25.84
8/6/2007	S	1,500	25.80
8/6/2007	S	1,800	25.93
8/6/2007	S	2,400	25.92
8/6/2007	S	800	25.91
8/6/2007	S	200	26.00
8/6/2007	S	100	25.80
8/6/2007	S	100	25.95
8/6/2007	S	4,100	25.91
8/6/2007	S	100	25.78
8/6/2007	S	507	25.78
8/6/2007	S	3	25.96
8/6/2007	S	500	25.83
8/6/2007	S	100	25.91
8/6/2007	S	2,400	25.87
8/6/2007	S	103	25.90
8/6/2007	S	900	25.83
8/6/2007	S	1,700	25.85
8/6/2007	S	800	25.89
8/6/2007	S	100	25.89
8/6/2007	S	100	25.86
8/6/2007	S	(27,900)	25.89
8/6/2007	S	27,900	25.89
8/6/2007	S	241	25.78
8/6/2007	S	7,164	25.85
8/6/2007	S	3,500	25.90
8/6/2007	S	3,700	25.85
8/6/2007	S	1	25.78
8/6/2007	S	2,200	25.85
8/7/2007	S	14,089	25.96
8/7/2007	S	1,074	25.96
8/7/2007	S	615	25.96
8/7/2007	S	6,922	25.96
8/7/2007	S	23,665	25.93
8/7/2007	S	200	25.95
8/7/2007	S	1,000	25.98
8/7/2007	S	1,644	25.73
8/7/2007	S	100	25.88
8/7/2007	S	100	25.52
8/7/2007	S	57	25.88
8/7/2007	S	(22,700)	25.96
8/7/2007	S	22,700	25.96
8/7/2007	S	500	26.62
8/7/2007	S	1,191	26.60
8/7/2007	S	110	26.21
8/7/2007	S	100	26.62
8/7/2007	S	100	26.63
8/7/2007	S	11,300	26.62
8/7/2007	S	3,413	26.68
8/7/2007	S	200	25.74
8/7/2007	S	200	25.59
8/7/2007	S	600	26.19
8/7/2007	S	2,200	26.20
8/7/2007	S	47	25.67
8/8/2007	S	209	28.55
8/8/2007	S	364	28.55
8/8/2007	S	4,780	28.55
8/8/2007	S	2,347	28.55
8/8/2007	S	56,870	28.70
8/8/2007	S	100	29.36
8/8/2007	S	32	28.13
8/8/2007	S	100	27.96
8/8/2007	S	594	28.23
8/8/2007	S	682	28.92
8/8/2007	S	200	29.77
8/8/2007	S	(7,700)	28.55
8/8/2007	S	7,700	28.55
8/8/2007	S	618	29.34
8/8/2007	S	900	28.48
8/8/2007	S	1,300	28.74
8/8/2007	S	800	29.07
8/8/2007	S	320	28.21
8/8/2007	S	100	28.65
8/8/2007	S	200	29.95
8/8/2007	S	100	28.40
8/8/2007	S	500	28.35
8/8/2007	S	168	28.07
8/8/2007	S	20,500	28.26
8/8/2007	S	4,082	28.42
8/8/2007	S	4,536	28.43
8/8/2007	S	4,782	28.56
8/8/2007	S	400	28.25
8/8/2007	S	4,382	28.53
8/8/2007	S	1	28.83
8/8/2007	S	200	28.67
8/8/2007	S	1,523	28.07
8/8/2007	S	2,700	28.40
8/8/2007	S	3	28.73
8/9/2007	S	700	27.50
8/9/2007	S	2,300	28.14
8/9/2007	S	925	27.94
8/9/2007	S	300	27.98
8/9/2007	S	100	27.69
8/9/2007	S	400	27.94
8/9/2007	S	400	27.62
8/9/2007	S	300	28.14
8/9/2007	S	200	27.09
8/9/2007	S	3,200	27.80
8/9/2007	S	100	28.04
8/9/2007	S	1,800	27.97
8/9/2007	S	93	27.98
8/9/2007	S	1	27.48
8/9/2007	S	2,500	27.91
8/9/2007	S	500	27.75
8/9/2007	S	55	27.67
8/9/2007	S	200	28.06
8/9/2007	S	200	28.07
8/9/2007	S	1,000	27.88
8/9/2007	S	(700)	27.50
8/9/2007	S	700	27.50
8/9/2007	S	100	27.60
8/9/2007	S	100	27.69
8/9/2007	S	2,000	27.78
8/9/2007	S	1,900	27.77
8/9/2007	S	254	27.86
8/9/2007	S	5,244	27.71
8/9/2007	S	200	28.13
8/9/2007	S	100	28.00
8/9/2007	S	100	27.70
8/9/2007	S	100	27.59
8/9/2007	S	100	27.70
8/9/2007	S	100	27.91
8/9/2007	S	100	28.04
8/9/2007	S	100	27.59
8/9/2007	S	100	28.13
8/9/2007	S	100	28.15
8/9/2007	S	100	28.04
8/9/2007	S	100	27.91
8/9/2007	S	100	27.69
8/9/2007	S	100	28.15
8/9/2007	S	300	28.13
8/9/2007	S	100	27.58
8/9/2007	S	100	27.58
8/9/2007	S	100	28.00
8/9/2007	S	100	27.70
8/9/2007	S	100	27.59
8/9/2007	S	100	27.69
8/9/2007	S	100	28.04
8/9/2007	S	100	28.03
8/9/2007	S	100	28.03
8/10/2007	S	1,400	26.68
8/10/2007	S	3,290	26.97
8/10/2007	S	31,591	27.01
8/10/2007	S	55	26.75
8/10/2007	S	(1,400)	26.68
8/10/2007	S	1,400	26.68
8/10/2007	S	6,091	27.00
8/10/2007	S	239	27.07
8/10/2007	S	13,000	26.26
8/10/2007	S	100	26.48
8/10/2007	S	6,802	26.90
8/10/2007	S	100	27.00
8/10/2007	S	800	26.97
8/10/2007	S	54	27.00
8/10/2007	S	1,500	27.00
8/10/2007	S	300	26.27
8/10/2007	S	61	27.49
8/10/2007	S	600	26.43
8/10/2007	S	7,076	27.01
8/10/2007	S	175	27.45
8/10/2007	S	39	27.49
8/10/2007	S	338	26.60
8/10/2007	S	1,455	27.01
8/10/2007	S	45,228	26.52
8/10/2007	S	10,948	26.30
8/10/2007	S	100	26.38
8/13/2007	S	200	26.19
8/13/2007	S	9,093	26.46
8/13/2007	S	100	26.41
8/13/2007	S	104	26.16
8/13/2007	S	4,500	26.16
8/13/2007	S	126	26.56
8/13/2007	S	999	26.52
8/14/2007	S	60	26.19
8/14/2007	S	5,892	26.41
8/14/2007	S	100	26.39
8/14/2007	S	963	26.09
8/14/2007	S	11,250	26.00
8/14/2007	S	20,361	25.93
8/14/2007	S	121	26.05
8/14/2007	S	200	26.00
8/15/2007	S	300	26.70
8/15/2007	S	400	26.28
8/15/2007	S	8,737	26.94
8/15/2007	S	4,500	26.28
8/16/2007	S	200	26.50
8/16/2007	S	200	26.50
8/16/2007	S	(400)	26.50
8/16/2007	S	400	26.50
8/16/2007	S	11	26.03
8/16/2007	S	100	26.38
8/16/2007	S	100	26.74
8/16/2007	S	4,400	26.43
8/16/2007	S	300	26.27
8/16/2007	S	20	26.15
8/16/2007	S	99	26.29
8/16/2007	S	11,400	26.30
8/16/2007	S	38	26.27
8/16/2007	S	100	26.46
8/16/2007	S	100	26.19
8/16/2007	S	100	26.19
8/16/2007	S	7,500	26.35
8/16/2007	S	28,883	26.17
8/16/2007	S	900	26.33
8/16/2007	S	100	26.11
8/16/2007	S	1,500	26.38
8/17/2007	S	15,300	27.72
8/17/2007	S	1	27.42
8/17/2007	S	745	27.46
8/17/2007	S	500	27.47
8/17/2007	S	2,879	27.47
8/17/2007	S	14,340	27.46
8/17/2007	S	2	27.50
8/17/2007	S	4,279	27.81
8/17/2007	S	90	27.50
8/17/2007	S	2,400	27.77
8/17/2007	S	400	27.21
8/17/2007	S	600	27.75
8/17/2007	S	1,706	27.82
8/17/2007	S	100	27.44
8/17/2007	S	3,121	27.52
8/17/2007	S	715	27.85
8/17/2007	S	500	27.10
8/17/2007	S	20,502	27.48
8/17/2007	S	100	27.87
8/20/2007	S	17,300	27.24
8/20/2007	S	21	27.00
8/20/2007	S	230	26.85
8/20/2007	S	100	26.98
8/21/2007	S	17,500	26.75
8/21/2007	S	300	26.40
8/21/2007	S	85	26.84
8/21/2007	S	53	26.60
8/21/2007	S	27	26.94
8/21/2007	S	100	26.93
8/21/2007	S	100	26.47
8/21/2007	S	2	26.51
8/21/2007	S	560	26.48
8/22/2007	S	9,400	27.13
8/22/2007	S	100	26.29
8/22/2007	S	12,300	26.09
8/22/2007	S	1,400	26.14
8/23/2007	S	2,600	26.26
8/23/2007	S	600	25.45
8/23/2007	S	632	25.80
8/23/2007	S	100	25.69
8/23/2007	S	778	25.76
8/23/2007	S	100	25.70
8/23/2007	S	764	25.66
8/23/2007	S	200	25.62
8/24/2007	S	200	25.68
8/24/2007	S	4,000	26.05
8/24/2007	S	600	25.94
8/24/2007	S	(200)	25.68
8/24/2007	S	200	25.68
8/24/2007	S	100	25.86
8/24/2007	S	26	26.37
8/24/2007	S	300	26.37
8/24/2007	S	282	26.36
8/27/2007	S	400	26.19
8/27/2007	S	68	26.25
8/27/2007	S	21	26.04
8/27/2007	S	657	26.14
8/27/2007	S	100	26.35
8/27/2007	S	7	26.12
8/27/2007	S	144	26.22
8/27/2007	S	1	26.02
8/27/2007	S	2,373	26.26
8/27/2007	S	1,356	26.17
8/27/2007	S	1,000	26.38
8/27/2007	S	862	26.21
8/27/2007	S	100	25.90
8/27/2007	S	400	26.31
8/27/2007	S	1,077	26.27
8/27/2007	S	65	26.15
8/27/2007	S	166	26.14
8/27/2007	S	800	26.12
8/27/2007	S	300	26.10
8/27/2007	S	300	26.36
8/28/2007	S	(1,273)	25.44
8/28/2007	S	1,273	25.44
8/28/2007	S	1,273	25.44
8/28/2007	S	300	25.29
8/28/2007	S	634	26.00
8/28/2007	S	305	25.55
8/28/2007	S	11	26.03
8/28/2007	S	3,419	25.40
8/28/2007	S	100	24.92
8/28/2007	S	500	25.39
8/28/2007	S	300	25.60
8/28/2007	S	274	25.59
8/28/2007	S	300	25.28
8/28/2007	S	1,061	24.99
8/28/2007	S	160	24.94
8/28/2007	S	100	24.84
8/29/2007	S	200	25.09
8/29/2007	S	900	25.35
8/29/2007	S	100	25.70
8/29/2007	S	44	25.36
8/29/2007	S	100	25.67
8/29/2007	S	200	25.67
8/29/2007	S	10,000	25.69
8/30/2007	S	1	26.16
8/30/2007	S	998	25.60
8/30/2007	S	433	25.81
8/30/2007	S	18	25.65
8/30/2007	S	100	25.78
8/30/2007	S	11	25.59
8/30/2007	S	23	25.68
8/30/2007	S	102	25.37
8/30/2007	S	400	25.55
8/30/2007	S	1,333	25.55
8/30/2007	S	11	26.04
8/31/2007	S	6,000	26.66
8/31/2007	S	100	26.62
8/31/2007	S	8	26.61
8/31/2007	S	400	26.80
8/31/2007	S	4	26.46
8/31/2007	S	33	26.79
8/31/2007	S	1,000	26.78
8/31/2007	S	3,500	26.78
8/31/2007	S	4	26.59
8/31/2007	S	100	26.80
8/31/2007	S	200	26.80
8/31/2007	S	660	26.78
9/4/2007	S	627	26.78
9/4/2007	S	627	26.78
9/4/2007	S	19	27.10
9/4/2007	S	122	27.26
9/4/2007	S	600	27.24
9/4/2007	S	1,900	26.69
9/4/2007	S	100	27.67
9/4/2007	S	162	27.33
9/4/2007	S	348	27.33
9/4/2007	S	210	27.31
9/4/2007	S	100	26.47
9/4/2007	S	200	27.41
9/4/2007	S	426	26.92
9/5/2007	S	200	26.98
9/5/2007	S	300	27.08
9/5/2007	S	600	27.22
9/5/2007	S	3	27.15
9/5/2007	S	2,040	27.06
9/5/2007	S	100	27.23
9/5/2007	S	900	27.07
9/5/2007	S	100	27.08
9/5/2007	S	400	27.08
9/5/2007	S	100	27.11
9/5/2007	S	93	26.91
9/5/2007	S	100	27.12
9/5/2007	S	4	27.05
9/5/2007	S	200	27.23
9/5/2007	S	1,714	27.15
9/5/2007	S	937	27.07
9/5/2007	S	300	27.05
9/5/2007	S	300	27.07
9/5/2007	S	200	27.04
9/5/2007	S	8	27.12
9/6/2007	S	282	27.93
9/6/2007	S	130	27.93
9/6/2007	S	100	27.93
9/6/2007	S	396	27.88
9/6/2007	S	11	28.22
9/6/2007	S	88	27.60
9/6/2007	S	100	27.99
9/6/2007	S	(412)	27.93
9/6/2007	S	412	27.93
9/6/2007	S	17,760	27.97
9/6/2007	S	276	27.90
9/6/2007	S	800	27.97
9/6/2007	S	1,200	27.97
9/7/2007	S	40	26.69
9/7/2007	S	100	27.14
9/7/2007	S	111	27.40
9/7/2007	S	210	26.88
9/7/2007	S	7,018	27.01
9/7/2007	S	14	27.01
9/7/2007	S	300	26.98
9/7/2007	S	2,019	26.88
9/7/2007	S	4,107	26.83
9/7/2007	S	11,100	26.83
9/7/2007	S	100	26.93
9/7/2007	S	2,624	26.83
9/7/2007	S	2,044	26.85
9/7/2007	S	100	27.14
9/7/2007	S	86	26.87
9/7/2007	S	275	26.89
9/7/2007	S	331	27.27
9/7/2007	S	1,164	26.91
9/10/2007	S	6,500	26.75
9/10/2007	S	2,292	26.59
9/10/2007	S	7,588	26.38
9/10/2007	S	400	26.18
9/10/2007	S	200	26.48
9/10/2007	S	1,585	26.25
9/10/2007	S	200	26.92
9/10/2007	S	2,282	26.54
9/10/2007	S	700	26.64
9/10/2007	S	1	27.36
9/10/2007	S	200	26.49
9/10/2007	S	56	26.40
9/10/2007	S	100	26.78
9/11/2007	S	1,700	27.37
9/11/2007	S	2,300	27.42
9/11/2007	S	100	27.40
9/11/2007	S	135	27.46
9/11/2007	S	100	27.45
9/11/2007	S	100	27.29
9/11/2007	S	11	27.54
9/11/2007	S	33	27.32
9/11/2007	S	127	27.33
9/11/2007	S	235	26.93
9/11/2007	S	600	27.36
9/11/2007	S	11,100	27.51
9/11/2007	S	100	27.38
9/12/2007	S	6,046	27.62
9/12/2007	S	100	27.20
9/12/2007	S	300	27.19
9/12/2007	S	256	27.13
9/12/2007	S	693	27.26
9/12/2007	S	5	27.56
9/12/2007	S	122	27.08
9/12/2007	S	898	27.09
9/12/2007	S	52	27.03
9/12/2007	S	191	27.21
9/13/2007	S	100	27.43
9/13/2007	S	112	27.21
9/13/2007	S	100	27.21
9/13/2007	S	600	27.19
9/13/2007	S	999	27.10
9/13/2007	S	300	27.27
9/13/2007	S	59	27.46
9/13/2007	S	77	27.46
9/14/2007	S	300	27.46
9/14/2007	S	600	27.46
9/14/2007	S	1,100	28.08
9/14/2007	S	100	27.78
9/14/2007	S	4,194	27.47
9/14/2007	S	200	27.77
9/14/2007	S	(900)	27.46
9/14/2007	S	900	27.46
9/14/2007	S	118	27.68
9/14/2007	S	300	27.47
9/14/2007	S	127	27.91
9/14/2007	S	29	27.76
9/14/2007	S	4,006	27.50
9/14/2007	S	100	27.74
9/14/2007	S	5,500	28.06
9/14/2007	S	100	27.74
9/14/2007	S	2,270	27.74
9/14/2007	S	13,320	27.74
9/14/2007	S	300	27.09
9/17/2007	S	14	27.10
9/17/2007	S	600	27.04
9/17/2007	S	107	27.29
9/17/2007	S	222	27.08
9/17/2007	S	33	27.05
9/17/2007	S	100	27.05
9/17/2007	S	1,200	27.12
9/17/2007	S	3,096	27.07
9/17/2007	S	11	27.05
9/17/2007	S	600	27.11
9/18/2007	S	153	26.66
9/18/2007	S	47	27.14
9/18/2007	S	7,600	26.54
9/18/2007	S	103	26.57
9/18/2007	S	500	27.21
9/18/2007	S	982	26.88
9/18/2007	S	100	27.39
9/18/2007	S	1,300	26.51
9/18/2007	S	2	26.29
9/18/2007	S	16,650	27.39
9/19/2007	S	2,200	28.34
9/19/2007	S	8,000	27.92
9/19/2007	S	5,340	28.00
9/19/2007	S	200	27.54
9/19/2007	S	1	28.43
9/19/2007	S	24,300	29.12
9/19/2007	S	10,101	28.80
9/19/2007	S	800	27.86
9/19/2007	S	1,020	29.08
9/19/2007	S	40	28.89
9/19/2007	S	100	28.04
9/20/2007	S	899	29.03
9/20/2007	S	8	28.77
9/20/2007	S	100	28.74
9/20/2007	S	7,059	29.09
9/20/2007	S	300	29.03
9/20/2007	S	600	29.09
9/20/2007	S	300	28.91
9/20/2007	S	100	28.77
9/20/2007	S	500	28.89
9/20/2007	S	541	29.21
9/20/2007	S	3,100	28.93
9/20/2007	S	915	29.02
9/20/2007	S	700	29.02
9/21/2007	S	8	29.02
9/21/2007	S	(23,100)	29.44
9/21/2007	S	23,100	29.44
9/21/2007	S	(23,100)	29.44
9/21/2007	S	23,100	29.44
9/21/2007	S	23,100	29.44
9/21/2007	S	100	29.43
9/21/2007	S	600	29.00
9/21/2007	S	6,900	29.01
9/21/2007	S	100	29.04
9/21/2007	S	835	29.00
9/21/2007	S	587	29.46
9/21/2007	S	141	28.96
9/21/2007	S	100	29.47
9/21/2007	S	2,200	29.28
9/21/2007	S	15,200	29.28
9/21/2007	S	300	29.00
9/21/2007	S	100	29.37
9/21/2007	S	8,619	29.28
9/21/2007	S	9,800	29.27
9/21/2007	S	30,200	29.28
9/21/2007	S	200	29.28
9/21/2007	S	362	29.58
9/21/2007	S	1,100	29.00
9/24/2007	S	400	29.53
9/24/2007	S	400	29.53
9/24/2007	S	220,500	28.50
9/24/2007	S	9,500	28.50
9/24/2007	S	150,000	27.56
9/24/2007	S	85,000	27.56
9/24/2007	S	68	29.71
9/24/2007	S	168	29.46
9/24/2007	S	6,900	29.31
9/24/2007	S	300	29.58
9/24/2007	S	(800)	29.53
9/24/2007	S	800	29.53
9/24/2007	S	2,000	29.33
9/24/2007	S	100	29.54
9/24/2007	S	200	29.58
9/24/2007	S	220	29.44
9/24/2007	S	105	29.28
9/24/2007	S	11	29.45
9/24/2007	S	102	29.42
9/25/2007	S	8,700	29.96
9/25/2007	S	3	30.05
9/25/2007	S	3,800	29.83
9/25/2007	S	100	31.18
9/25/2007	S	300	31.99
9/25/2007	S	16	30.15
9/25/2007	S	1,672	31.24
9/25/2007	S	100	31.24
9/25/2007	S	19,300	31.24
9/25/2007	S	22,400	31.24
9/25/2007	S	8,400	31.24
9/25/2007	S	3,400	31.24
9/25/2007	S	150	30.85
9/25/2007	S	200	31.19
9/25/2007	S	32,000	31.74
9/25/2007	S	3,000	29.93
9/25/2007	S	200	31.20
9/26/2007	S	53	32.30
9/26/2007	S	2,087	32.27
9/26/2007	S	100	32.74
9/26/2007	S	197	31.63
9/26/2007	S	2,630	32.57
9/26/2007	S	200	32.49
9/26/2007	S	300	32.43
9/27/2007	S	41	31.67
9/27/2007	S	6,912	31.82
9/27/2007	S	500	32.56
9/27/2007	S	7,400	31.67
9/27/2007	S	1,800	31.63
9/27/2007	S	1,700	32.34
9/27/2007	S	1	32.52
9/27/2007	S	1,300	31.74
9/27/2007	S	9,300	31.74
9/27/2007	S	1,388	31.74
9/27/2007	S	111	31.90
9/27/2007	S	400	31.81
9/27/2007	S	1,600	31.79
9/27/2007	S	1,000	31.64
9/27/2007	S	800	31.86
9/27/2007	S	2,088	31.98
9/27/2007	S	56	31.88
9/28/2007	S	8,100	31.92
9/28/2007	S	2	31.69
9/28/2007	S	52	31.78
9/28/2007	S	500	31.49
9/28/2007	S	3,877	31.63
9/28/2007	S	1,951	31.41
9/28/2007	S	233	31.43
9/28/2007	S	444	31.52
9/28/2007	S	200	31.44
9/28/2007	S	1,000	31.52
9/28/2007	S	490	31.47
9/28/2007	S	2,642	31.52
9/28/2007	S	300	31.50
9/28/2007	S	2,701	31.52
9/28/2007	S	122	31.48
9/28/2007	S	900	31.59
9/28/2007	S	1,100	31.93
10/1/2007	S	49,971	31.98
10/1/2007	S	1	31.90
10/1/2007	S	500	31.52
10/1/2007	S	10,841	31.97
10/1/2007	S	200	32.11
10/2/2007	S	2,381	31.98
10/2/2007	S	100	33.49
10/2/2007	S	5	33.39
10/2/2007	S	22	33.38
10/2/2007	S	14	33.37
10/2/2007	S	7	33.49
10/2/2007	S	600	33.48
10/2/2007	S	100	33.56
10/2/2007	S	6	32.01
10/2/2007	S	100	33.41
10/2/2007	S	18	32.38
10/2/2007	S	100	33.89
10/2/2007	S	134	33.47
10/2/2007	S	600	33.55
10/2/2007	S	110	31.67
10/2/2007	S	400	33.28
10/2/2007	S	800	33.29
10/2/2007	S	200	33.47
10/2/2007	S	10,000	33.47
10/2/2007	S	156	31.81
10/2/2007	S	100	33.47
10/2/2007	S	400	33.55
10/2/2007	S	400	33.29
10/2/2007	S	100	33.56